

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

October 15, 2009

David A. O'Neil
Treasurer and Principal Financial Officer
Espey Mfg. & Electronics Corp.
233 Ballston Avenue
Saratoga Spring, New York 12866

   **Re:**  **Espey Mfg. & Electronics Corp.**
      **Form 8-K for Item 4.01**
      **Filed October 6, 2009**
      **File No. 001-04383**

Dear Mr. O'Neil:

   We have completed our review of your Form 8-K and do not, at this time, have any further comments.

         Sincerely,

         Brian Cascio
         Accounting Branch Chief